UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13D-2(A)
H&H IMPORTS, INC.
(Name of Issuer)
Common Stock - $0.0001 Par Value
(Title of Class of Securities)
     404035 10 7
(CUSIP Number)
Greg Collins
G. Collins & Company, LLC
8-10 W. 37th Street, 4th Floor
New York, New York
(212) 736-1558
Copy to:
Keven J. Davis
Garvey Schubert Barer
100 Wall Street, 20th Floor
New York, New York 10005-3708
(212) 431-8700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
November 30, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

CUSIP NO.	404035 10 7	Page	2	of	7

1	NAME OF REPORTING PERSON G-Unit Brands, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		30,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP NO.	404035 10 7	Page	3	of	7

1	NAME OF REPORTING PERSON Curtis J. Jackson, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		30,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP NO.	404035 10 7	Page	4	of	7
          The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).
Item 1. Security and Issuer
     This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of H&H Imports, Inc., a Florida corporation (the “Company” or “Issuer”). The principal executive offices of the Company are located at 14044 Icot Boulevard, Clearwater, Florida 33768.
Item 2. Identity and Background.
          (a) This statement is filed by G-Unit Brands, Inc., a New York corporation (“G-Unit”), and Curtis J. Jackson, III (“Mr. Jackson”). G-Unit and Mr. Jackson are each referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Mr. Jackson is the President and Chief Executive Officer of G-Unit, and its sole shareholder. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
          (b) The address of the principal office of each of the Reporting Persons is c/o G. Collins & Company, LLC 8-10 W. 37th Street, 4th Floor, New York, New York 10018.
          (c) G-Unit is principally engaged in the business of marketing and selling branded products and merchandise to consumers. Mr. Jackson is an entertainer, entrepreneur and executive producer.
          (d) No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Jackson is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The securities reported on this Schedule 13D were purchased by G-Unit directly from the Issuer in a private placement. The purchase cost of the securities was $750,000, and was funded with working capital.

CUSIP NO.	404035 10 7	Page	5	of	7
Item 4. Purpose of Transaction.
     G-Unit purchased the securities reported on this Schedule 13D for investment purposes in connection with the contemplated performance by the Issuer of promotion and marketing services related to certain products developed by affiliates of Mr. Jackson, and a related equity investment by the Issuer in such affiliate of Mr. Jackson.
     In connection with the purchase by G-Unit of the securities reported on this Schedule 13D, a representative of G-Unit may seek appointment to, or be invited to join, the Issuer’s Board of Directors. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and business strategy, the price levels of the Issuer’s common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional securities of the Issuer or selling some or all of such securities.
     No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.
Item 5. Interest in Securities of the Issuer.
     (a) The aggregate percentage of shares of the Common Stock reported owned by each Reporting Person is based upon 202,518,595 shares of the Issuer’s Common Stock outstanding as of November 12, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 15, 2010.
     The securities reported on this Schedule 13D were acquired in a transaction between G-Unit and the Issuer pursuant to which G-Unit purchased 7,500,000 units (the “Units”), each consisting of: (i) one Share of Common Stock; (ii) one Series A-1 Warrant to purchase one share of Common Stock exercisable at $0.15 per share; (iii) one Series B-1 Warrant to purchase one share of Common Stock exercisable at $0.25 per share; and (iv) one Series C-1 Warrant to purchase one share of Common Stock exercisable at $0.50 per share (the Series A-1 Warrant, Series B-1 Warrant and Series C-1 Warrants, collectively the “Warrants”) at a price per Unit of $0.10, or an aggregate of $750,000. The Warrants expire three (3) years from the date of issuance and are redeemable by the Company at $0.01 per share, subject to certain conditions. The Series B-1 Warrant may not be exercised until after the Series A-1 Warrant has been exercised in full and the Series C-1 Warrant may not be exercised until after the Series B-1 Warrant has been exercised in full.

CUSIP NO.	404035 10 7	Page	6	of	7
     (b) By virtue of his position as President, Chief Executive Officer and sole shareholder of G-Unit Mr. Jackson has sole power to vote and dispose of the Common Stock beneficially owned by G-Unit reported in this Schedule 13D.
     (c) Except as otherwise disclosed herein, no Reporting Person has effected any other transactions in the Common Stock during the past 60 days.
     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
          The following Exhibits are filed herewith:
24.1	Power of attorney. (Incorporated by reference from the Form 3 filed by the Reporting Persons on December 9, 2010).

SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2010	G-Unit Brands, Inc.

	By:	/s/ Greg Collins

Name: Greg Collins
Title: Authorized Person

Dated: December 8, 2010	CURTIS J. JACKSON, III

	By:	/s/ Greg Collins

Attorney-in-Fact for Curtis J. Jackson, III